SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934

                           PHONETEL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    71921H406
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                                 (CUSIP Number)
                                                     with   a copy to:
 Stephen Feinberg                                    Robert G. Minion, Esq.
 950 Third Avenue                                    Lowenstein, Sandler, Kohl,
 Twentieth Floor                                       Fisher & Boylan, P.A.
 New York, New York  10022                           65 Livingston Avenue
 (212) 421-2600                                      Roseland, New Jersey  07068
                                                    (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 18, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
   1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg

________________________________________________________________________________
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)      Not
        (b)      Applicable

________________________________________________________________________________
   3)   SEC Use Only

________________________________________________________________________________
   4)   Source of Funds (See Instructions):  WC

________________________________________________________________________________
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
   6)   Citizenship or Place of Organization:       United States
________________________________________________________________________________
        Number of                             7) Sole Voting Power:            *
        Shares Beneficially Owned by             -------------------------------
        Each Reporting                        8) Shared Voting Power:          *
        Person With:                             -------------------------------
                                              9) Sole Dispositive Power:       *
                                                 -------------------------------
                                             10) Shared Dispositive Power:     *
                                                 -------------------------------
________________________________________________________________________________
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,032,800*

________________________________________________________________________________
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
  13)  Percent of Class Represented by Amount in Row (11):      12.4%*
________________________________________________________________________________
  14)  Type of Reporting Person (See      Instructions):       IA, IN
________________________________________________________________________________

     * Cerberus is the record holder of 102,412 Warrants of PhoneTel, each Warrant entitling the holder thereof, at its option, to purchase either (i) one
(1) share of PhoneTel Series A Special Convertible Preferred Stock (which is convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) or (ii) twenty (20) shares of PhoneTel common stock. Pursuant to participation agreements entered into with Cerberus, (a) Styx is the beneficial owner of 16,101 of the Warrants, (b) Horizons is the beneficial owner of 6,579 of the Warrants, (c) International is the beneficial owner of 14,525 of the Warrants, (d) Ultra is the beneficial owner of 1,341 of the Warrants and (e) Styx International, Ltd., a corporation organized under the laws of the Bahamas ("Styx International"), is the beneficial owner of 671 of the Warrants. Also, Cerberus is the beneficial owner of 19,905 of the Warrants. Stephen Feinberg possesses voting and investment control over all securities owned by Cerberus, Styx, Horizons, International, Ultra and Styx International. In addition, pursuant to participation agreements entered into with Cerberus, (a) 42,518 of the Warrants are beneficially owned by the Funds and (b) 772 of the Warrants are beneficially owned by the Unaffiliated Fund. For more information on the determination of the number of shares of PhoneTel common stock deemed owned by the entities for which Stephen Feinberg possesses voting and/or investment authority and the calculation of the percentage ownership resulting therefrom, see Item 5. Capitalized terms not defined herein shall have the meanings set forth in the Schedule 13D filed by Stephen Feinberg as of March 15, 1996, which is hereby amended by this Amendment No. 1.

Item 5.  Interest in Securities of the Issuer.

     This Amendment No. 1 to Schedule 13D is being filed as a result of (i) the increase in the number of shares of PhoneTel common stock outstanding due to the sale by PhoneTel in a public offering of 6,750,000 shares of common stock and
(ii) the prepayment in full by PhoneTel of the Note. Capitalized terms not defined herein shall have the meanings set forth in the Schedule 13D filed by Stephen Feinberg as of March 15, 1996, which is hereby amended by this Amendment No. 1.

     Based upon information provided to Cerberus by management of PhoneTel, as of December 18, 1996, there were issued and outstanding 14,389,709 shares of common stock of PhoneTel. As of such date, Cerberus is the record holder of 102,412 Warrants, each Warrant entitling the holder thereof, at its option, to purchase either (i) one (1) share of PhoneTel Series A Special Convertible Preferred Stock (which is convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) or (ii) twenty (20) shares of PhoneTel common stock. Pursuant to participation agreements entered into with Cerberus, as of December 18, 1996, (a) Styx is the beneficial owner of 16,101 of the Warrants,
(b) Horizons is the beneficial owner of 6,579 of the Warrants, (c) International is the beneficial owner of 14,525 of the Warrants, (d) Ultra is the beneficial owner of 1,341 of the Warrants and (e) Styx International is the beneficial owner of the 671 of the Warrants. Cerberus, as of such date, is the beneficial owner of 19,905 of the Warrants.

     Stephen Feinberg possesses voting and investment control over all securities owned by Cerberus, Styx, Horizons, International, Ultra and Styx International. In addition, pursuant to participation agreements entered into with Cerberus, as of December 18, 1996, (i) 42,518 of the Warrants are beneficially owned by the Funds and (ii) 772 of the Warrants are beneficially owned by the Unaffiliated Fund. Therefore, pursuant to Rule 13d-3, Stephen Feinberg is deemed to own 2,032,800 of 16,422,509 shares of PhoneTel common stock deemed outstanding, or 12.4% of the total deemed outstanding.

     The only transactions by Cerberus, Styx, Horizons, International, Ultra, Styx International and the Funds in the common stock of PhoneTel or securities of PhoneTel which are convertible into shares of common stock of PhoneTel during the past sixty days was the December 18, 1996 prepayment in full of the Note by PhoneTel. While the Note was outstanding, the holder thereof was entitled, at any time, to convert the Note into either (i) 833.333 shares of PhoneTel Series B Special Preferred Stock (each of which was convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) for each $100,000 converted or
(ii) 16,666.667 shares of PhoneTel common stock for each $100,000 converted. Pursuant to participation agreements entered into with Cerberus, immediately prior to the repayment in full of the Note, (a) Styx was the beneficial owner of $2,279,653 principal amount of the Note, (b) Horizons was the beneficial owner of $2,374,639 principal amount of the Note, (c) International was the beneficial owner of $2,056,569 principal amount of the Note, (d) Ultra was the beneficial owner of $189,971 principal amount of the Note, (e) Styx International was the beneficial owner of $94,986 principal amount of the Note, (f) the Funds were the beneficial owner, in the aggregate, of $4,576,750 principal amount of the Note and (g) the Unaffiliated Fund was the beneficial owner of $109,233 principal amount of the Note. Cerberus, prior to the repayment in full of the Note, was the beneficial owner of $2,818,199 principal amount of the Note.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            December 27, 1996


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen   Feinberg,   on  behalf  of
                                            Cerberus   Partners,    L.P.,   Styx
                                            Partners,  L.P., Long Horizons Fund,
                                            L.P., Cerberus International,  Ltd.,
                                            Ultra  Cerberus  Fund,  L.P., Styx
                                            International, Ltd. and the various
                                            private investment funds.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).